Exhibit 14.4

FINANCIAL STATEMENTS SCHEDULES

TRADING COVE ASSOCIATES
Report of Independent Auditors
Financial Statements:
Balance Sheets as of December 31, 2003 and 2002
Statements of Operations for the years ended December 31, 2003, 2002 and 2001
Statements of Changes in Partner’s Capital (Deficiency) for the years ended December 31, 2003, 2002 and 2001
Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001
Notes to Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Partners of Trading Cove Associates

In our opinion, the accompanying balance sheets and the related statements of operations, changes in partners’ capital (deficiency) and of cash flows present fairly, in all material respects, the financial position of Trading Cove Associates (the “Partnership”) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers, LLP

March 24, 2004

Trading Cove Associates

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Current assets
Cash and cash equivalents	$798,602	$744,138
Relinquishment fee receivable	25,339,272	23,669,823
Development fee receivable	—	84,000
Other current assets	5,531	4,000

Total current assets	26,143,405	24,501,961

Deferred costs, net of accumulated amortization of $3,060,427 and $ 2,838,909 at December 31, 2003 and 2002, respectively	2,438,514	2,660,032
Property and equipment, net of accumulated depreciation of $14,651 and $48,473 at December 31, 2003 and 2002, respectively	684	4,730
Total assets	$28,582,603	$27,166,723

Liabilities and Partners’ Capital
Current liabilities
Accounts payable and accrued expenses	$88,972	$114,856
Subcontracted services payable	474,767	—
Development contract loss provision	270,380	5,639,684
Amounts billed in excess of development costs and estimated losses	236,600	4,766,655

Total current liabilities	1,070,719	10,521,195

Commitments and contingencies
Partners’ capital	27,511,884	16,645,528

Total liabilities and partners’ capital	$28,582,603	$27,166,723

The accompanying notes are an integral part of these financial statements.

Trading Cove Associates

Statements of Operations

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenue
Relinquishment fee	$65,099,553	$58,508,703	$45,715,318
Development services revenue	4,698,055	556,788	1,253,827

Total revenue	69,797,608	59,065,491	46,969,145

Expenses
Subcontract payments to partners and their affiliates	1,840,346	—	1,712,791
Cost of development services revenue	4,662,055	1,756,788	1,253,827
Amortization and depreciation	221,818	221,818	221,717
General and administrative	159,653	2,017,350	287,209

Total expenses	6,883,872	3,995,956	3,475,544

Interest and dividend income	6,041	13,280	33,377

Net income	$62,919,777	$55,082,815	$43,526,978

The accompanying notes are an integral part of these financial statements.

Trading Cove Associates

Statements of Changes in Partners’ Capital (Deficiency)

For the Years Ended December 31, 2003, 2002 and 2001

	Kerzner Investments Connecticut Inc.	Waterford Gaming, L.L.C.	Total
Partners’ deficiency, January 1, 2001	$(11,267,552)	$(12,517,553)	$(23,785,105)
Net income	24,263,489	19,263,489	43,526,978
Contributions	1,350,000	1,350,000	2,700,000
Distributions	(7,170,976)	(2,170,975)	(9,341,951)

Partners’ capital, December 31, 2001	7,174,961	5,924,961	13,099,922
Net income	30,041,407	25,041,408	55,082,815
Contributions	1,000,000	1,000,000	2,000,000
Distributions	(29,268,604)	(24,268,605)	(53,537,209)

Partners’ capital, December 31, 2002	8,947,764	7,697,764	16,645,528
Net income	33,959,889	28,959,888	62,919,777
Contributions	450,000	450,000	900,000
Distributions	(28,976,711)	(23,976,710)	(52,953,421)

Partners’ capital, December 31, 2003	$14,380,942	$13,130,942	$27,511,884

The accompanying notes are an integral part of these financial statements.

Trading Cove Associates

Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash flows from operating activities
Net income	$62,919,777	$55,082,815	$43,526,978

Adjustments to reconcile net income to net cash provided by operating activities
Amortization	221,518	221,518	221,517
Depreciation	3,303	7,641	12,708
Loss on disposal of property and equipment	743	—	—
Gain on sale of property and equipment	(1,750)	—	—
Change in assets and liabilities
Increase in relinquishment fee receivable	(1,669,449)	(4,983,247)	(3,113,366)
Decrease (increase) in development fee receivable	84,000	1,176,000	(672,000)
Decrease in development costs and estimated losses in excess of amounts billed	—	—	1,766,730
(Increase) decrease in other current assets	(1,531)	(4,000)	1,868
(Decrease) increase in accounts payable and accrued expenses	(25,884)	(64,237)	38,911
Increase (decrease) in subcontracted services payable	474,767	(430,791)	(14,051,965)
(Decrease) increase in amounts billed in excess of development costs and estimated losses	(4,530,055)	759,212	4,007,443
Decrease in accrued obligations — affiliates	—	—	(23,621,754)
Decrease in development contract loss provision	(5,369,304)	(165,634)	(1,325,476)
Total adjustments	(10,813,642)	(3,483,538)	(36,735,384)

Net cash provided by operating activities	52,106,135	51,599,277	6,791,594

Cash flows from investing activities
Proceeds from sale of property and equipment	1,750	—	—
Purchase of property and equipment	—	—	(1,484)
Net cash provided by (used in) investing activities	1,750	—	(1,484)

Cash flows from financing activities
Partners’ contributions	900,000	2,000,000	2,700,000
Distributions	(52,953,421)	(53,537,209)	(9,341,951)
Net cash used in financing activities	(52,053,421)	(51,537,209)	(6,641,951)

Net increase in cash and cash equivalents	54,464	62,068	148,159
Cash and cash equivalents at beginning of year	744,138	682,070	533,911
Cash and cash equivalents at end of year	$798,602	$744,138	$682,070

The accompanying notes are an integral part of these financial statements.

Trading Cove Associates

NOTES TO FINANCIAL STATEMENTS

1. Organization, Partnership Agreement and Other Material Agreements

i) Organization and Partnership Agreement

Trading Cove Associates (the “Partnership”), a Connecticut general partnership, was organized on July 27, 1993. The primary purpose of the Partnership has been:

a)                                      to assist the Mohegan Tribe of Indians of Connecticut (the “Tribe”) and the Mohegan Tribal Gaming Authority (the “Authority”) in obtaining federal recognition,

b)                                     to negotiate the tribal-state compact with the State of Connecticut on behalf of the Tribe,

c)                                      to obtain financing for the development of the Mohegan Sun Casino (the “Mohegan Sun”),

d)                                     to negotiate the Amended and Restated Gaming Facility Management Agreement (the “Management Agreement”),

e)                                      to oversee all operations of the Mohegan Sun pursuant to the terms of the Management agreement until December 31, 1999, and

f)                                        to participate in the design and development of the Mohegan Sun.

The Mohegan Sun commenced operations on October 12, 1996. From the opening of the Mohegan Sun, and until January 1, 2000, the Partnership oversaw the Mohegan Sun’s day-to-day operations.

The Partnership will terminate on December 31, 2040, or earlier, in accordance with the terms of the partnership agreement (the “Partnership Agreement”).

The original partners of the Partnership were RJH Development Corp. (“RJH”), a New York corporation, Leisure Resort Technology, Inc. (“Leisure”), a Connecticut corporation, Slavik Suites, Inc. (“Slavik”), a Michigan corporation and LMW Investments, Inc. (“LMW”), a Connecticut corporation. On September 21, 1994, the Partnership Agreement was amended and restated to admit Kerzner Investments Connecticut, Inc. (“Kerzner Investments”), a Connecticut corporation, formerly Sun Cove Limited, as a partner.

On February 3, 1995, Leisure entered into an acknowledgement and release agreement to withdraw as a partner of the Partnership and hold its interest in the Partnership as a beneficial interest. On August 6, 1997, Leisure filed a lawsuit against the Partnership, Kerzner Investments, RJH and Waterford Gaming, L.L.C. (“Waterford Gaming”) and its owners, claiming breach of contract, breach of fiduciary duties and other matters in connection with the development of the Mohegan Sun. On January 6, 1998, pursuant to the settlement and release agreement described in Note 7 below, Waterford Gaming paid $5,000,000 to Leisure and, among other things Leisure gave up, (a) its beneficial interest of 5 percent of certain fees and excess cash flows, as defined, of the Partnership and (b) any other claims it may have had against the Partnership, Kerzner Investments, RJH, Waterford Gaming and its owners. In connection with the settlement of all matters related to such suit, pursuant to the settlement and release agreement, Waterford Gaming agreed to acquire Leisure’s interests in the Partnership. As a result of this acquisition, Leisure no longer has the right to 5 percent of the Organizational and Administrative fee, as defined in the Organizational and Administrative Services Agreement, and 5 percent of the Partnership’s Excess Cash as defined in the Partnership Agreement, and Waterford Gaming is now entitled to such fees and cash.

During March 1999, Waterford Gaming’s $65,000,000 senior notes were retired and, on March 18, 1999, Waterford Gaming paid an additional $2,000,000 to Leisure pursuant to the settlement and release agreement. On January 7, 2000, Leisure filed a complaint against the Partnership and certain other defendants. For a description of the complaint, see Note 7 to these financial statements.

On November 8, 1996, Slavik, LMW and RJH withdrew from the Partnership and, concurrently, consented to the admission of Waterford Gaming to the Partnership. Waterford Gaming, simultaneously, purchased RJH’s interest in the Partnership. Waterford Gaming is owned by Waterford Group, LLC. Waterford Group, LLC is owned by Slavik and LMW.

The partners’ percentage interest in the Partnership as of November 8, 1996 was as follows:

Partner	Percentage Interest
Kerzner Investments	50.0 percent
Waterford Gaming	50.0 percent

ii) Other Material Agreements

Relinquishment Agreement

On February 7, 1998, the Partnership and the Authority entered into the Relinquishment Agreement (the “Relinquishment Agreement”). Under the terms of the Relinquishment Agreement the Partnership continued to manage the Mohegan Sun under the Management Agreement until midnight December 31, 1999, and on January 1, 2000, the Management Agreement terminated and the Tribe assumed day-to-day management of the Mohegan Sun.

Under the Relinquishment Agreement, to compensate the Partnership for terminating its rights under the Management Agreement and the Hotel/Resort Management Agreement the Authority agreed to pay to the Partnership a fee (the “Relinquishment Fees”) equal to 5 percent of Revenues, as defined in the Relinquishment Agreement, generated by the Mohegan Sun during the 15-year period commencing on January 1, 2000, including revenue generated by the Project Sunburst expansion (the “Project Sunburst expansion”).

The Relinquishment Fees are divided into senior relinquishment payments and junior relinquishment payments, each of which equals 2.5 percent of “Revenues”. Revenues are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues. Such revenue includes hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center in the Project Sunburst expansion and all rental or other receipts from lessees, licensees and concessionaires operating in the facility, but not the gross receipts of such lessees, licensees and concessionaires. Such revenues exclude revenues generated by any other expansion of the Mohegan Sun. Senior relinquishment payments are payable quarterly in arrears commencing on April 25, 2000, for the quarter ended March 31, 2000 and the junior relinquishment payments are payable semi-annually in arrears commencing on July 25, 2000, for the six months ended June 30, 2000, assuming sufficient funds are available after satisfaction of the Authority’s senior obligations, as defined in the Relinquishment Agreement.

Development Agreement

On February 7, 1998 the Partnership and the Authority entered into the Development Services Agreement (the “Development Agreement”), which made the Partnership the exclusive developer of the Project Sunburst expansion. Pursuant to the Development Agreement, the Partnership agreed to oversee the planning, design, construction, furnishing, equipping and staffing of the Project Sunburst expansion for a $14.0 million development fee (the “Development Fee”).

On May 24, 2000, the Partnership and the Authority agreed that the Partnership had performed and completed all its obligations relating to the staffing of the Project Sunburst expansion and that the Partnership has no further obligations relating to the staffing of the Project Sunburst expansion.

The first phase of the Project Sunburst expansion, including the Casino of the Sky, The Shops at Mohegan Sun, and the 10,000-seat Mohegan Sun Arena opened in September 2001. In April 2002, 734 of the approximately 1,200-hotel rooms in the 34-story luxury hotel as well as the meeting and convention space and spa opened. The balance of the approximately 1,200-hotel rooms opened during June 2002. At December 31, 2003, the Project Sunburst expansion was complete in terms of the Development Agreement.

Pursuant to the Development Agreement, the Authority agreed to pay the Development Fee to the Partnership quarterly beginning on January 15, 2000 based on the incremental completion of the Project Sunburst expansion as of the previous calendar quarter and thereafter within fifteen (15) days following the end of each calendar quarter. The last payment of the Development Fee is to be paid on the Completion Date, as defined in the Development Agreement, of the Project Sunburst expansion.

The Development Agreement terminates after the earlier of the completion of the Project Sunburst expansion or ten (10) years. In addition, each party has the right to terminate the Development Agreement if there is a default or failure to perform by the other party.

Management Agreement

The Partnership entered into the Management Agreement with the Tribe pursuant to which the Tribe granted to the Partnership the exclusive right and obligation to develop, manage, operate and maintain the Mohegan Sun. The Management Agreement was amended and restated effective September 29, 1995 (the “Effective Management Agreement Date”). The Partnership’s obligations under this agreement began five days after the Effective Management Agreement Date and were originally intended to end on October 11, 2003, seven years from the opening of the Mohegan Sun. Pursuant to the Management Agreement the Partnership received a management fee (the “Management Fees”) that was calculated in three tiers based upon the Net Revenues, as defined in the Management Agreement, of the Mohegan Sun. The Management Agreement terminated at midnight on December 31, 1999. The final management fee was received by the Partnership from the Authority on January 25, 2000.

Agreements with Partners and/or their Affiliates

Agreement Relating to Development Services

On February 9, 1998, the Partnership and Kerzner International Management Limited (“KIML”), entered into the Agreement Relating to Development Services (the “Development Services Agreement Phase II”). Pursuant to the Development Services Agreement Phase II, the Partnership subcontracted with KIML who agreed to perform those services assigned to KIML by the Partnership in order to facilitate the Partnership’s fulfillment of its duties and obligations to the Authority under the Development Agreement. KIML subsequently assigned the Development Services Agreement Phase II to Kerzner Investments.

Pursuant to the Development Services Agreement Phase II, the Partnership pays to Kerzner Investments a fee, as subcontractor (the “Development Services Fee Phase II”), equal to 3 percent of the development costs of the Project Sunburst expansion, excluding capitalized interest, less all costs incurred by the Partnership in connection with the Project Sunburst expansion. The Development Services Fee Phase II shall be paid in installments due on December 31, 1999 and 2000 and on the Completion Date, as defined in the Development Agreement, with a final payment being made when the actual development costs of the Project Sunburst expansion are known. The Partnership pays the Development Services Fee Phase II, from available cash flow, if any, in accordance with the Amended and Restated Omnibus Termination Agreement. At December 31, 2003, the total of the Development Services Fee Phase II and the Partnership’s costs related to the development of the Project Sunburst expansion exceeded the development services revenue from the Authority by approximately $15,964,000 as discussed in Note 3 to these financial statements.

Before KIML assigned the Development Services Agreement Phase II to Kerzner Investments, it entered into the Local Construction Services Agreement (the “Local Construction Services Agreement”) with Wolman Construction, LLC (“Construction”) pursuant to which Construction agreed to provide certain of those services assigned to KIML by the Partnership pursuant to the Development Services Agreement Phase II. KIML assigned the Local Construction Services Agreement to Kerzner Investments. Pursuant to the Local Construction Services Agreement, Kerzner Investments agreed to pay to Construction a fee equal to 20.83 percent of the Development Services Fee Phase II as and when Kerzner Investments receives payment from the Partnership in accordance with the Development Services Agreement Phase II.

Construction has subcontracted with The Slavik Company to provide certain services under the Local Construction Services Agreement. In connection with this, Construction agreed that The Slavik Company would be paid a fee equal to 14.30 percent of its fee under the Local Construction Services Agreement.

Amended and Restated Omnibus Termination Agreement

Effective March 18, 1999, the Amended and Restated Omnibus Termination Agreement (the “Amended and Restated Omnibus Termination Agreement”) was entered into by the Partnership, Kerzner International Limited (“Kerzner International”), Waterford Gaming, KIML, LMW, Kerzner Investments, Slavik and Construction. The Amended and Restated Omnibus Termination Agreement (i) terminated the memorandum of understanding dated February 7, 1998; and (ii) effective January 1, 2000, terminated a) the Amended and Restated Omnibus Financing Agreement; b) the Completion Guarantee and Investment Banking and Financing Arrangement Fee Agreement (the “Financing Arrangement Agreement”); c) the Management Services Agreement; d) the Organizational and Administrative Services Agreement; e) the Marketing Services Agreement; and f) a Letter Agreement relating to expenses dated October 19, 1996.

In consideration for the termination of such agreements, the Partnership will use its cash to pay the following obligations in the priority set forth below:

(i)                                     First, to pay all unpaid amounts which may be due under the terminated Letter Agreement and to pay to certain affiliates of Waterford Gaming and to Kerzner Investments a percentage of an annual fee of $2.0 million less the actual expenses incurred by the Partnership during  such year. Such annual fee shall be payable in equal quarterly installments beginning March 31, 2000 and ending December 31, 2014. For the years ended December 31, 2003, 2002 and 2001, $1,840,346, $0 and $1,712,791, respectively, had been incurred by the Partnership in  terms of the first priority;

(ii)                                  Second, to return all capital contributions made by the partners of the Partnership after September 29, 1995. The Partnership does not anticipate making further capital calls to fund expenses related to the development of the Project Sunburst expansion. From January 1, 2000 to December 31, 2003, these contributions aggregated $8,000,000. From January 1, 2000 to December 31, 2003, $8,000,000 has been repaid to the partners of the Partnership.

As of December 31, 2003, $0 in capital contributions remained outstanding;

(iii)                               Third, to pay any accrued amounts for obligations performed prior to January 1, 2000 under the Financing Arrangement Agreement. All such required payments were made during 2000;

(iv)                              Fourth, to make the payments set forth in the agreements relating to the Development Services Agreement Phase II and the Local Construction Services Agreement as detailed under the Agreement Relating to Development Services above. No such payments are required or due at December 31, 2003. The accrued liability to Kerzner Investments with respect to such fee at December 31, 2003 was approximately $507,000;

(v)                                 Fifth, to pay Kerzner Investments an annual fee (in the form of a priority distribution) of $5.0 million payable in equal quarterly installments of $1.25 million beginning March 31, 2000 and ending December 31, 2006. On January 27, 2004 and on January 28, 2003, $1,250,000 was distributed in terms of the fifth priority;

(vi)                              Sixth, to pay any accrued amounts for obligations performed with respect to periods prior to January 1, 2000 under the Management Services Agreement, the Organizational and Administrative Services Agreement and the Marketing Services Agreement. The final required payments under this priority were made during 2001;

(vii)                           Seventh, for the period beginning March 31, 2000 and ending December 31, 2014, to pay each of Kerzner Investments and Waterford Gaming twenty-five percent (25%) of the relinquishment payments as distributions. On January 27, 2004 and January 28, 2003, $12,669,636 ($6,334,818 to each of Kerzner Investments and Waterford Gaming) and $22,043,000 ($11,021,500 to each of Kerzner Investments and Waterford Gaming), respectively, was distributed by the Partnership in terms of the seventh priority; and

(viii)                        Eighth, to distribute all excess cash. On January 27, 2004, $10,926,597 ($5,463,298 to Kerzner Investments and $5,463,299 to Waterford Gaming) was distributed as excess cash.

In addition, the Partnership shall not make any distributions pursuant to the Amended and Restated Omnibus Termination Agreement until it has annually distributed to its partners, pro rata, the amounts related to the partners tax obligations as described in Section 3.03a(1) of the Partnership Agreement less twice the amount of all other funds paid or distributed to Waterford Gaming during such year pursuant to the Amended and Restated Omnibus Termination Agreement.

To the extent the Partnership does not have adequate cash to make the payments pursuant to the Amended and Restated Omnibus Termination Agreement, such amounts due shall be deferred without the accrual of interest until the Partnership has sufficient cash to pay them.

Amended and Restated Omnibus Financing Agreement

Until January 1, 2000, the Partnership’s primary source of revenue and cash flow was Management Fees. Those fees were utilized by the Partnership to make subcontract payments to partners and affiliates pursuant to the Amended and Restated Omnibus Financing Agreement, which was terminated effective January 1, 2000.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

Relinquishment Fee

Revenue is generated in accordance with the terms of the Relinquishment Agreement and recognized quarterly based upon the revenues of the Authority.

Development Services Revenue and Cost Recognition

Revenue generated from services performed in accordance with the terms of the Development Agreement are recognized on the percentage-of-completion basis, determined by the percentage of costs incurred to date to estimated total costs for the contract. This method is used because management considers cost incurred to be the best available measure of progress on the contract.

Costs of development services revenue performed include all direct labor costs and those indirect costs related to services such as subcontractors, consultants, supplies, depreciation and other costs. Changes in performance, requirements and estimated profitability may result in revisions to costs and income and will be recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The asset, “development costs and estimated losses in excess of amounts billed”, represents revenues recognized in excess of amounts billed. The liability, “amounts billed in excess of costs and estimated losses”, represents billings in excess of revenues recognized.

Deferred Costs

Costs associated with acquiring the Management Agreement were amortized on a straight-line basis over the 84-month period of the Management Agreement through March 3, 1999. As a result of the Relinquishment Agreement becoming effective, the remaining balance will be amortized over 189 months beginning March 4, 1999.

Property and Equipment

Office equipment, computer equipment and furniture and fixtures are stated at cost. Depreciation is charged against income over a 3-year estimated life of the office and computer equipment and over a 5-year estimated life of furniture and fixtures. Depreciation expense for the years ended December 31, 2003, 2002 and 2001 amounted to $3,303, $7,641 and $12,708 of which $3,003, $7,341 and $12,508 were included in cost of development services revenue, respectively.

Income Taxes

No income tax provision or benefit is recorded on the books of the Partnership, as the respective share of taxable income or loss is reportable by the partners on their individual tax returns.

Concentration of Credit Risk

Financial instruments, which potentially subject the Partnership to a concentration of credit risk, principally consist of cash in excess of the financial institutions’ insurance limits. The Partnership invests available cash with high credit quality institutions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payments to Partners and their Affiliates

Payments are made to the partners and/or their affiliates in accordance with the terms of the Amended and Restated Omnibus Termination Agreement for certain subcontracted services rendered and are accounted for as expenses of the Partnership.

3. Development Contract

The Partnership entered into a Development Agreement with the Authority, which entitles the Partnership to receive a development fee totaling $14 million. A summary of the quarterly Development Fee payments received by the Partnership in accordance with the terms of the Development Agreement is as follows:

Date of Payment	Amount
January 15, 2000	$1,372,000
April 20, 2000	896,000
July 17, 2000	1,260,000
October 13, 2000	1,372,000
January 23, 2001	588,000
April 16, 2001	1,582,000
July 20, 2001	2,212,000
October 17, 2001	1,974,000
January 25, 2002	1,260,000
April 22, 2002	413,000
July 19, 2002	581,000
October 18, 2002	238,000
January 24, 2003	84,000
April 15, 2003	112,000
October 30, 2003	56,000
$14,000,000

Information relative to the development contract in progress is as follows:

	2003	2002

Development costs incurred	$29,727,400	$25,065,345
Estimated losses	(15,964,000)	(16,000,000)
	13,763,400	9,065,345
Less: billings to date	(14,000,000)	(13,832,000)

Amounts billed in excess of development costs and estimated losses	$(236,600)	$(4,766,655)

The balance sheets include a related loss provision of $270,380 and $5,639,684 representing an accrual for additional contract costs exceeding cumulative revenues earned and cumulative costs incurred at December 31, 2003 and 2002, respectively.

4. Deferred Costs

Certain costs incurred by the Partnership in connection with obtaining the Management Agreement and the opening of the Mohegan Sun totaling $5,498,941 were capitalized. Amortization commenced upon the opening of the Mohegan Sun. Amortization expense for the years ended December 31, 2003, 2002 and 2001 was $221,518, $221,518 and $221,517, respectively.

5. Relinquishment Fee

The Partnership entered into a Relinquishment Agreement with the Authority, which entitles the Partnership to receive a relinquishment fee of 5 percent of the Revenues generated by the Mohegan Sun including revenue generated by the Project Sunburst expansion.

For the years ended December 31, 2003, 2002 and 2001, Relinquishment Fees earned were $65,099,553, $58,508,703 and $45,715,318, respectively. The amount of Relinquishment Fees reported in these financial statements are based upon Revenues reported to the Partnership by the Authority. These amounts were paid by the Authority as follows:

Date received by the Partnership	Amount
April 25, 2003	$7,433,160
July 25, 2003	23,635,310
October 27, 2003	8,691,811
January 26, 2004	25,339,272
Relinquishment Fees earned 2003	$65,099,553

April 25, 2002	$6,228,559
July 25, 2002	20,438,439
October 25, 2002	8,171,882
January 27, 2003	23,669,823
Relinquishment Fees earned 2002	$58,508,703

April 25, 2001	$5,090,622
July 25, 2001	16,036,421
September 7, 2001	136,467
October 25, 2001	5,765,232
January 25, 2002	18,686,576
Relinquishment Fees earned 2001	$45,715,318

6. Reconciliation of Financial Statements and Tax Information

	2003	2002	2001
Financial statement net income	$62,919,777	$55,082,815	$43,526,978

Guaranteed payments to partners	(39,941,567)	(55,765,000)	(36,268,038)

Subcontract payments to affiliates previously recorded for financial statement purposes	—	—	(11,810,876)

Financial statement depreciation and amortization (greater than) less than tax basis depreciation and amortization	(3,028)	1,560	4,172

Conversion from accrual basis to cash basis method of accounting	—	—	14,660

Percentage of completion accounting difference	(9,236,479)	991,712	(923,794)

Other	(4,865)	50,093	34,156

Federal income tax basis net income (loss)	$13,733,838	$361,180	$(5,422,742)

For the year ended December 31, 1998, the Partnership was required to change its method of accounting for tax purposes from the cash method to the accrual method, in accordance with Internal Revenue Code Section 448. The cumulative difference of $58,640 is amortized equally over four years at $14,660 per year.

7. Commitments and Contingencies

Litigation

On January 6, 1998, Leisure and defendants Waterford Gaming, the Partnership, LMW and Slavik settled a prior lawsuit brought by Leisure. In connection with this settlement, Leisure, the Partnership, Waterford Gaming, LMW and Slavik entered into a settlement and release agreement. Pursuant to this settlement and release agreement, Waterford Gaming bought out Leisure’s beneficial interest in the Partnership.

By complaint dated January 7, 2000, as amended February 4, 2000, Leisure filed a four count complaint naming as defendants Waterford Gaming, the Partnership, LMW, Slavik, Waterford Group, LLC, Len Wolman and Mark Wolman (collectively, the “Defendants”). The matter has been transferred to the complex litigation docket and is pending in Waterbury, Connecticut. The complaint alleged breach of fiduciary duties, fraudulent non-disclosure, violation of Connecticut Statutes Section 42-110a, et seq. and unjust enrichment in connection with the negotiation by certain of the Defendants of the settlement and release agreement. The complaint also brought a claim for an accounting. The complaint seeks unspecified legal and equitable damages. On February 29, 2000 Defendants filed a Motion to Strike and a Motion for Summary Judgement, each with respect to all claims. The Court granted Defendants’ Motion to Strike in part and denied Defendants’ Motion for Summary Judgement, on October 13, 2000. The Court’s order dismissed the claim for an accounting and the claim under Connecticut Statutes Section 42-110a, et seq. The Court also struck the alter ego allegations in the complaint against LMW, Slavik, Len Woman, and Mark Wolman. In a decision dated August 6, 2001, the Court dismissed all claims against LMW, Slavik, Len Wolman and Mark Wolman.

On November 15, 2000, the Partnership and its co-defendants answered the complaint. In addition, the Partnership and Waterford Gaming asserted counterclaims for breach of the settlement and release agreement and breach of the implied covenant of good faith against Leisure and its president, Lee Tyrol. In a decision dated June 6, 2001, the Court dismissed the counterclaims against Lee Tyrol. Leisure moved for summary judgment seeking dismissal of the counterclaims in full, which motion was denied on April 14, 2003.

Discovery has commenced and is ongoing. Jury selection is scheduled to commence on October 19, 2004 with presentation of evidence to begin on October 26, 2004.

The Partnership believes that it has meritorious defenses and intends to vigorously contest the claims in this action and to assert all available defenses. At the present time, the Partnership is unable to express an opinion on the likelihood of an unfavorable outcome or to give an estimate of the amount or range of possible loss to the Partnership as a result of this litigation due to the disputed issues of law and/or facts on which the outcome of this litigation depends.

In addition, the Partnership is a defendant in certain litigation incurred in the normal course of business. In the opinion of the Partnership’s management, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the Partnership’s financial condition or results of operations.